UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Rockwell Medical, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

Thomas E. Klema

30142 Wixom Road

Wixom, Michigan 48393

(248) 960-9009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 774374102		13D

1.	Name of Reporting Person: Thomas E. Klema

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,601,739

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,601,739

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,601,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 774374102	13D

This Amendment No. 5 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 8, 2005 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical, Inc., formerly known as Rockwell Medical Technologies, Inc. (“Rockwell”), as amended (the “Schedule 13D”).  The Schedule 13D is further amended as set forth below.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.   The Reporting Person no longer owns 5% or more of the Common Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

(a) As of the date hereof, the Reporting Person beneficially owned 1,601,739 Common Shares (including 1,012,499 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 3.9% of the Common Shares outstanding, based on 39,916,961 Common Shares outstanding as of June 25, 2013.

The Reporting Person holds the following options to purchase Common Shares as of the date hereof:

Grant Date	# of Shares	Exercise Price	# Vested Currently or Within 60 Days	Vesting Schedule*	Expiration Date

9/17/03	25,000	$3.06	25,000	Fully Vested	9/17/13
1/13/04	85,000	$4.05	85,000	Fully Vested	1/13/14
12/22/04	115,000	$2.79	115,000	Fully Vested	12/22/14
12/15/05	187,500	$4.55	187,500	Fully Vested	12/15/15
12/17/07	175,000	$6.50	175,000	Fully Vested	12/17/17
11/19/08	80,000	$3.09	80,000	Fully Vested	11/19/18
6/18/09	125,000	$6.74	125,000	Fully Vested	6/18/19
1/15/10	60,000	$7.13	60,000	Fully Vested	1/15/20
8/13/10	60,000	$5.8616	60,000	One-third per year starting 8/13/11	8/13/20
1/11/11	100,000	$8.47	66,666	One-third per year starting 1/11/12	1/11/21
1/05/12	75,000	$10.04	25,000	One-third per year starting 1/05/13	1/05/22
6/04/12	25,000	$8.73	8,333	One-third per year starting 6/04/13	6/04/22
1/31/13	100,000	$6.12	0	One-third per year starting 1/31/14	1/31/23

*Option vesting accelerates upon death, disability or a change in control of Rockwell.

The Reporting Person currently holds 150,000 Common Shares that are part of unvested restricted stock grants that will vest as follows:

CUSIP No. 774374102	13D

Grant Date	# of Shares	Vesting Date*
8/13/2010	30,000	8/13/13
6/14/2012	60,000	6/14/14
6/14/2013	60,000	8/14/14

*Vesting accelerates upon death, disability or a change in control of Rockwell.

(c) Other than the option and restricted stock grants described above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 4 to the Schedule 13D:

Date	# of Shares	Price	Transaction
11/16/2012	68,000	$0.55	Exercise stock option
11/16/2012	7,124	$5.25	Surrender shares to Rockwell to pay exercise price and tax withholding
6/18/2013	150,000	$1.81	Exercise stock option
6/18/2013	65,898	$4.12	Surrender shares to Rockwell to pay exercise price and tax withholding

(e)           The Reporting Person ceased to be the beneficial owner of 5% or more of the Common Shares on May 20, 2013 upon the issuance by Rockwell of 13,196,721 Common Shares in a public offering on that date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The material terms of the options and restricted stock grants are set forth in Item 5 above. 437,240 of the shares beneficially owned by the Reporting Person are held in a margin account with Oppenheimer & Co. Inc. subject to a standard margin loan arrangement dated as of April 17, 2013.

On November 17, 2011, the 2008 restricted stock award was amended to postpone the vesting of the remainder of the award from November 19, 2011 to May 15, 2012, and on May 14, 2012, was further amended to postpone the vesting date to March 1, 2013, at which time the remainder of the award vested. Similarly, on March 7, 2012, the 2010 restricted stock award was amended so that the vesting of the portion of the award that was scheduled to vest on March 10, 2012 was postponed to August 6, 2012, and on August 3, 2012, was further postponed to March 8, 2013, at which time such portion vested. The remainder of the award will vest on August 13, 2013, as provided in the original award agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following information:

CUSIP No. 774374102	13D

99.7                        Form of Amendment to 2008 Restricted Stock Award Agreement as of May 14, 2012 with Thomas E. Klema, filed as an exhibit to Rockwell’s Current Report on Form 8-K on May 16, 2012 and incorporated herein by reference.

99.8                        Form of Amendment to 2010 Restricted Stock Award Agreement as of August 3, 2012 with Thomas E. Klema, filed as an exhibit to Rockwell’s Current Report on Form 8-K on August 3, 2012 and incorporated herein by reference.

99.9                        Form of Restricted Stock Award Agreement (executive version), filed as an exhibit to Rockwell’s Current Report on Form 8-K on June 14, 2012 and incorporated herein by reference.

99.10                 Form of Restricted Stock Award Agreement June 2013 (executive version), filed as an exhibit to Rockwell’s Current Report on Form 8-K on June 19, 2013 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013	/s/ Thomas E. Klema
Thomas E. Klema